UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13 a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR JULY 20, 2001

                            LOCALIZA RENT A CAR S.A.
                                TOTAL FLEET S.A.
                              LOCALIZA SYSTEM LTDA.
                     PRIME PRESTADORA DE SERVICOS S/C LTDA.
                    LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                         Avenida Bernardo Monteiro, 1563
                            Funcionarios 30150 - 902
                      Belo Horizonte, Minas Gerais, Brazil

                      -------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)
                    FORM 20-F ___X___   FORM 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                    YES ______          NO ___X___

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): notapplicable

Localiza Rent a Car S.A . and subsidiaries
1. Consolidated Balance Sheets - June 30,2000 and 2001
2. Consolidated Statements of Income for the six months ended June 30, 2000 and 2001
3. Summary Financial Data by Business Segment for the six months ended June 30, 2000 and 2001
4. Selected Historical Financial and Other Data - 2Q2000, 2Q2001, 1H2000 and 1H2001
5. Reclassification of Certain Financial Statement Itens

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                     BALANCE SHEETS - JUNE 30, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )

                                                             June 30,
                                                      ---------------------
                                                        2000          2001
                                                      --------      -------
CURRENT ASSETS:

Cash and cash equivalents                               23,768       24,897

Marketable securities                                   70,549       93,118

Accounts receivable, net                                22,264       40,762

Revenue-earning vehicles, net                          117,631      182,701

Other                                                   17,508       16,254
                                                       -------      -------
                                                       251,720      357,732
                                                       -------      -------
NONCURRENT ASSETS:

Revenue-earning vehicles, net                           80,533       99,382

Escrow deposits                                         13,974       16,893

Receivables from related parties                         1,456           74

Deferred income and social contribution taxes           10,428       10,886

Compulsory loans                                         2,063        2,063

Other                                                    3,416        2,107
                                                       -------      -------
                                                       111,870      131,405
                                                       -------      -------


PROPERTY AND EQUIPMENT, NET                             7,690         9,018
                                                       ------         -----

GOODWILL                                                  390         5,698
                                                      -------       -------

                                                      371,670       503,853
                                                      =======       =======

                  LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                    BALANCE SHEETS - JUNE 30, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                 ( Unaudited )

                                                             June 30,
                                                     ----------------------
                                                       2000           2001
                                                     --------       -------
CURRENT LIABILITIES:

Loans and financing                                     3,046        10,137

Current portion of long-term debt                       4,607         5,841

Accounts payable                                       12,225        37,687

Payroll and related charges                             6,509         6,531

Income and social contribution taxes                    8,984         9,365

Taxes, other than on income                             1,177         2,139

Advances from customers                                 1,144           204

Other                                                   3,379         1,669
                                                       ------        ------
                                                       41,071        73,573
                                                       ------        ------

NONCURRENT LIABILITIES:

Long-term debt                                        180,000       230,490

Reserve for contingencies                              19,956        25,494

Deferred income and social contribution taxes             585         4,083

Other                                                     367           548
                                                      -------       -------
                                                      200,908       260,615
                                                      -------       -------

MINORITY INTEREST                                         112           113


SHAREHOLDERS' EQUITY

Capital stock                                        106,303        122,923

Accumulated earnings                                  21,520         42,077

Other comprehensive income                             1,756          4,552
                                                     -------        -------
                                                     129,579        169,552
                                                     -------        -------

Total liabilities and shareholders' equity           371,670        503,853
                                                     =======        =======

                   LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

               FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )

                                                    Six months ended June 30,
                                                    -------------------------
                                                        2000          2001
                                                      -------       --------
NET REVENUES:


Car  rental                                            47,991        60,695

Fleet management                                       45,825        55,371

Franchising                                             3,057         2,787

Used car sales                                         39,237        63,953
                                                      -------       -------
   Total net revenues                                 136,110       182,806
                                                      -------       -------


EXPENSES AND COSTS:

Direct operating                                     (28,197)      (36,761)

Cost of used car sales                               (28,483)      (47,067)

Selling, general and administrative                  (17,640)      (21,329)

Depreciation of vehicles                             (21,954)      (18,035)

Other depreciation and amortization                   (1,503)       (1,138)
                                                      ------       -------
   Total operating expenses and costs                (97,777)     (124,330)
                                                     -------       -------

Operating income                                      38,333        58,476

FINANCIAL EXPENSE, NET                                (9,241)      (21,221)

GOODWILL AMORTIZATION                                    (66)         (506)

OTHER NONOPERATING INCOME, NET                            11         4,548
                                                      ------        ------

Income before taxes and minority interest             29,037        41,297
                                                      ------        ------

INCOME AND SOCIAL CONTRIBUTION TAXES                  (9,569)      (11,465)
                                                      ------       -------

Net income before minority interest                   19,468        29,832


MINORITY INTEREST                                        (49)          (17)
                                                      ------         -----

Net income                                            19,419        29,815
                                                      ======        ======
OTHER COMPREHENSIVE INCOME:

   Unrealized gains on marketable securities               -         2,830

   Deferred income tax on unrealized gains                 -          (708)
                                                       -----         -----
   Other comprehensive income                              -         2,122
                                                       -----        ------
      Comprehensive income                            19,419        31,937
                                                      ======        ======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

                 FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )


                                           Six months ended June 30,
                                           -------------------------
                                               2000          2001
                                              ------       -------
      NET REVENUES:

      Car rental                               47,991       60,695

      Fleet management                         45,825       55,371

      Franchising                               3,057        2,787

      Used car sales                           39,237       63,953
                                              -------      -------
                                              136,110      182,806
                                              -------      -------


      DEPRECIATION:

      Car  rental                              (7,514)      (3,959)

      Fleet management                        (14,440)     (14,076)

      Other                                    (1,503)      (1,138)
                                               ------       ------
                                              (23,457)     (19,173)
                                               ------       ------


      OPERATING INCOME (LOSS):

      Car  rental                              16,430       25,886

      Fleet management                         19,335       26,101

      Franchising                               1,291          660

      Used car sales                            7,654       11,879

      Corporate expenses                       (4,874)      (4,912)

      Other depreciation                       (1,503)      (1,138)
                                               ------       ------
                                               38,333       58,476
                                               ------       ------


      OPERATING MARGIN:

      Car  rental                                34.2%       42,6%

      Fleet management                           42.2%       47,1%

      Franchising                                42.2%       23,7%

      Used car sales                             19.5%       18,6%

      Total                                      28.2%       32,0%

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

     ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                                         2 Q 2000   2 Q 2001      1 H 2000  1 H 2001
                                                         --------   --------      --------  --------
STATEMENT OF OPERATIONS DATA:

Net revenues:

  Car rental                                               22,893     28,683        47,991    60,695
  Fleet management                                         24,616     27,743        45,825    55,371
                                                           ------     ------        ------   -------
    Total vehicle rental                                   47,509     56,426        93,816   116,066

  Used car sales                                           19,862     27,367        39,237    63,953
  Franchising                                               1,510      1,419         3,057     2,787
                                                           ------     ------       -------   -------
Total net revenues                                         68,881     85,212       136,110   182,806

Direct operating costs and expenses:

  Car rental                                               (8,581)   (10,547)      (16,962)  (21,920)
  Fleet management                                         (4,918)    (5,933)       (9,469)  (12,776)
                                                           ------     ------        ------    ------
    Total vehicle rental                                  (13,499)   (16,480)      (26,431)  (34,696)
  Franchising                                                (860)      (955)       (1,766)   (2,065)
  Cost of used car sales                                  (14,062)   (21,013)      (28,483)  (47,067)
                                                          -------    -------       -------   -------
Total direct operating costs and expenses                 (28,421)   (38,448)      (56,680)  (83,828)
                                                          -------    -------       -------   -------
Gross profit                                               40,460     46,764        79,430    98,978

Selling, general and administrative expenses:

  Adverstising, promotion and selling:
    Car rental                                             (3,541)    (4,575)       (7,085)   (8,930)
    Fleet management                                       (1,262)    (1,119)       (2,581)   (2,418)
    Used car sales                                         (1,658)    (2,416)       (3,100)   (5,007)
    Franchising                                                 -        (16)            -       (62)
                                                           ------     ------        ------    ------
      Total adverstising, promotion and selling            (6,461)    (8,126)      (12,766)  (16,417)

  General and administrative expenses                      (2,419)    (2,485)       (4,668)   (4,767)

  Other                                                      (121)      (119)         (206)     (145)
                                                            -----     ------        ------    ------
Total selling, general, administrative and other expenses  (9,001)   (10,730)      (17,640)  (21,329)

Depreciation expenses:

  Vehicle depreciation expenses:
    Car rental                                             (3,531)     4,359        (7,514)   (3,959)
    Fleet management                                       (7,427)    (7,046)      (14,440)  (14,076)
                                                           ------     ------        ------    ------
      Total vehicle depreciation expenses                 (10,958)    (2,687)      (21,954)  (18,035)

  Non-Vehicle depreciation and amortization expenses         (749)      (629)       (1,503)   (1,138)
                                                           ------      -----        ------    ------
Total depreciation expenses                               (11,707)    (3,316)      (23,457)  (19,173)
                                                          -------     ------       -------   -------
Operating income                                           19,752     32,718        38,333    58,476

Financial Interest:

   Expense                                                 (5,934)    (8,806)      (11,765)  (15,346)
   Income                                                   3,932      4,823         7,656     9,308
   Reversal of compulsory loans, net                       (3,473)         -        (3,473)        -
   Tax on financial revenues                                  131       (400)          126      (848)
   Monetary variation and exchange loss                    (5,018)    (8,483)       (2,176)  (27,589)
   Monetary variation and exchange gain                     2,120      5,438           391    13,254
                                                           ------     ------        ------   -------
      Financial interest (expense) income, net             (8,242)    (7,428)       (9,241)  (21,221)

Goodwill amortization                                         (33)      (253)          (66)     (506)

Non-Operating income, net                                       9         12            11     4,548
                                                           ------     ------        ------    ------
Income before taxes                                        11,486     25,049        29,037    41,297

Income and social contribution taxes                       (3,523)    (6,029)       (9,569)  (11,465)

Minority interest                                             (22)       (14)          (49)      (17)
                                                            -----     ------        ------    ------
Net income                                                  7,941     19,006        19,419    29,815
                                                            =====     ======        ======    ======


STATEMENT OF OPERATIONS DATA                              2 Q 2000   2 Q 2001     1 H 2000  1 H 2001
                                                          --------   --------     --------  --------
OTHER DATA :

EBITDA                                                     31,459     36,034        61,790    77,649

Vehicle Depreciation Expense                              (10,958)    (2,687)      (21,954)  (18,035)
                                                          -------     ------       -------    -------
Adjusted EBITDA                                            20,501     33,347        39,836    59,614
                                                           ======     ======        ======    ======





             Reclassification of Certain Financial Statement Items

In order to conform with the presentation in the 2001 financial statements, certain amounts in Localiza's results of operations for 2000 have been reclassified.

1 - Reclassification of 2Q2000 and 1H2000 expenses related to voice and data transmission from General and Administrative Expenses to Car Rental Direct Operating Costs in the amount of R$385 and R$676 respectively and to Used Car Sales, advertising promotion and selling in the amount of R$36 and R$64 respectively.

2 - Reclassification of 2Q2000 and 1H2000 expenses related to goodwill amortization from Other selling, general and administrative expenses to Goodwill amortization in the amount of R$33 an R$66 respectively.

3 - Reclassification of 2Q2000 and consequently of 1H2000 expenses related to compulsory loans from Financial Interest Expenses to Reversal of compulsory loans, net in the amount of $3,473.

4 - Reclassification of 2Q2000 and 1H2000 amounts related to hedging instruments from Financial Interest Espenses to Monetary variation and exchange loss in the amount of R$252 (income) and R$1,250 (expense) respectively.



                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )


SELECTED OPERATING DATA:                                 2 Q 2000    2 Q 2001     1 H 2000    1 H 2001
                                                         --------    --------     --------    --------

Fleet at end of period:
  Car Rental                                                5,924       8,885        5,924       8,885
  Fleet Management                                          9,628      12,000        9,628      12,000
                                                           ------      ------       ------      ------
    Total                                                  15,552      20,885       15,552      20,885


Average Operating Fleet Age (months)                         9.7         12.0          9.2        11.5

Number of Rental Days:
  Car Rental                                              334,772     434,056      701,833     923,051
  Rental Days to Total Fleet's replacement service         (6,608)     (5,473)     (12,439)    (11,495)
                                                          -------     -------    ---------   ---------
    Total                                                 328,164     428,583      689,394     911,556
  Fleet Management                                        832,110     952,680    1.564,290   1,873,770

Utilization Rates:
  Car Rental                                               73.78%      68.79%       74.43%      70.27%
  Fleet Management                                         99.84%      98.09%       98.46%      97.77%

Numbers of Cars Purchased:
  Car Rental                                                1,220       2,173        1,525       2,937
  Fleet Management                                            805       1,603        2,570       2,439
                                                            -----       -----        -----       -----
Numbers of Cars Purchased Total                             2,025       3,776        4,095       5,376

Average Purchase Price                                      16.65       15.23        15.62       15.75

Total Investment in Fleet                                33,725.2    57,519.4     63,951.6    84,692.2

Numbers of Cars Sold:
  Car Rental                                                  862       1,318        1,730       2,985
  Fleet Management                                            516         535        1,057       1,250
                                                            -----       -----        -----      ------
Numbers of Cars Sold Total                                  1,378       1,853        2,787       4,235

Average Car Price                                           14.05       14.28        13.70       14.57

Depreciation per car                                      3,076.6       606.4      3,134.8     2,014.5

Average Annual Revenue per Owned
 Car in Operation:
  Car Rental                                             18,465.5    16,591.0     18,628.8    16,864.8
  Fleet Management                                       10,632.5    10,283.4     10,384.1    10,400.6

Average Rental Revenue per Rental
 Car per Day:
  Car Rental (deducted Total Fleet's replacement service)   69.76       66.93        69.61       66.58
  Fleet Management                                          29.58       29.12        29.29       29.55